SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

PostRock Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

737525105

(CUSIP Number)

James E. Saxton

White Deer Energy L.P.

700 Louisiana, Suite 4770

Houston, Texas 77002

(713) 581-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	737525105	13D	Page	2	of	12 Pages

1	NAME OF REPORTING PERSON White Deer Energy L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,318,186*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 41,318,186*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,318,186*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.86%†
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.
†	All percentages are based on 15,551,706 outstanding shares of Common Stock as of December 20, 2012, as disclosed by PostRock Energy Corporation to the Filing Persons in the Securities Purchase Agreement referenced herein.

CUSIP No.	737525105	13D	Page	3	of	12 Pages

1	NAME OF REPORTING PERSON White Deer Energy TE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,373,904*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,373,904*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,904*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.52%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	4	of	12 Pages

1	NAME OF REPORTING PERSON White Deer Energy FI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,478,944*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,478,944*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,478,944*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.72%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	5	of	12 Pages

1	NAME OF REPORTING PERSON Edelman & Guill Energy L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,171,034*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 44,171,034*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,171,034*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.10%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	6	of	12 Pages

1	NAME OF REPORTING PERSON Edelman & Guill Energy Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,171,034*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 44,171,034*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,171,034*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.10%
14	TYPE OF REPORTING PERSON CO

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	7	of	12 Pages

1	NAME OF REPORTING PERSON Thomas J. Edelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 44,171,034*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 44,171,034*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,171,034*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.10%
14	TYPE OF REPORTING PERSON IN

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	8	of	12 Pages

1	NAME OF REPORTING PERSON Ben A. Guill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 44,171,034*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 44,171,034*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,171,034*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.10%
14	TYPE OF REPORTING PERSON IN

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	9	of	12 Pages

Explanatory Note: This Amendment No. 7 amends and supplements the Statement on Schedule 13D (the “Initial Statement”) filed by the reporting persons named in Item 2 thereof (the “Reporting Persons”) on October 1, 2010, relating to the shares of Common Stock, par value $0.01 (the “Common Shares”), of PostRock Energy Corporation, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto, filed by the Reporting Persons on February 3, 2012, Amendment No. 2 thereto, filed by the Reporting Persons on February 10, 2012, Amendment No. 3 thereto, filed by the Reporting Persons on April 3, 2012, Amendment No. 4 thereto, filed by the Reporting Persons on July 3, 2012, Amendment No. 5 thereto, filed by the Reporting Persons on August 7, 2012 and Amendment No. 6 thereto, filed by the Reporting Persons on October 4, 2012

Item 1. Security and Issuer.

The principal executive offices of the Issuer are located at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 44,171,034, which constitutes approximately 81.10% of the total number of Common Shares outstanding on a pro forma basis as follows. The Reporting Persons (as defined below) own 9,834,620 Common Shares of record as of the date of this Schedule 13D and report beneficial ownership of 34,336,414Common Shares issuable upon exercise of warrants to purchase 34,336,414 Common Shares (the “Warrants”).

Item 2. Identity and Background.

Item 2 of the Initial Statement is hereby supplemented to include the following:

(a) The Reporting Persons have entered into a Joint Filing Agreement, dated the date of the Initial Statement, a copy of which is filed with the Initial Statement as Exhibit B (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Amendment No. 7 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A, attached to the Initial Statement, which is incorporated herein by reference.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby supplemented to include the following:

Pursuant to a Securities Purchase Agreement dated December 20, 2012 between White Deer Energy L.P., a Cayman Islands exempted limited partnership (“White Deer”), White Deer Energy TE L.P., a Cayman Islands exempted limited partnership (“White Deer TE”), and White Deer Energy FI L.P., a Cayman Islands exempted limited partnership (“White Deer FI” and, together with White Deer and White Deer TE, the “White Deer Funds”) and the Issuer (the “Securities Purchase Agreement”), the Reporting Persons acquired (i) 4,577,464 Common Shares for $1.42 per share, or approximately $6.5 million in aggregate consideration (the “New Common Shares”), (ii) 650 shares of Series A Cumulative Redeemable Preferred Stock (the “New Series A Shares”) and (iii) warrants to purchase an additional 4,577,464 Common Shares at an exercise price of $1.42 per share (the “New Warrants”). The New Series A Shares and the New Warrants were acquired for an aggregate purchase price of $13 million.

These New Common Shares, New Series A Shares and New Warrants are collectively referred to as the “Purchased Securities.” The source of the purchase price was capital contributions by the partners of the White Deer Funds.

CUSIP No.	737525105	13D	Page	10	of	12 Pages

Pursuant to the Securities Purchase Agreement, the Reporting Persons also acquired the right to receive additional Warrants on each quarterly dividend payment date of the Issuer’s Series A Preferred Stock on which dividends are not paid in cash but instead accrue. On December 31, 2012, one such date passed, and thus the Reporting Persons acquired an aggregate of 16,785 Warrants with an exercise price of $1.42.

Pursuant to a Securities Purchase Agreement dated September 2, 2010 between the Reporting Persons and the Issuer, the Reporting Persons acquired, among other securities of the Issuer, Warrants to purchase an aggregate 19,047,619 Common Shares. The Reporting Persons also acquired the right to receive additional Warrants on each quarterly dividend payment date of the Issuer’s Series A Preferred Stock on which dividends are not paid in cash but instead accrue. On December 31, 2012, one such date passed, and thus the Reporting Persons acquired an aggregate of 1,588,075 Warrants with an exercise price of $1.44.

Pursuant to a Securities Purchase Agreement dated August 1, 2012 between the Reporting Persons and the Issuer, the Reporting Persons acquired, among other securities of the Issuer, warrants to purchase an aggregate 3,076,923 shares of the Issuer’s common stock. The Reporting Persons also acquired the right to receive additional warrants on each quarterly dividend payment date of the Issuer’s Series A Preferred Stock on which dividends are not paid in cash but instead accrue. On December 31, 2012, one such date passed, and thus the Reporting Persons acquired an aggregate of 94,154 Warrants with an exercise price of $1.95.

These Warrants are collectively referred to as the “Additional Warrants.” Other than the consideration paid in connection with the completion of the transactions contemplated by the Securities Purchase Agreements, no consideration was paid by the Reporting Persons for the issuance of these Additional Warrants

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby supplemented to include the following:

The White Deer Funds have acquired the Additional Warrants for investment purposes. The description of the White Deer Funds’ plans or proposals in connection with the Purchased Securities is included in the Initial Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended as follows:

(a)-(b)	(i)	White Deer is the sole record owner of 9,199,922 Common Shares and Warrants which will entitle White Deer to purchase up to 32,118,264 Common Shares, representing, on an as exercised basis, aggregate beneficial ownership of 41,318,186 Common Shares (75.86%). In addition, White Deer owns 6,781.33 Series A Shares and 247,695.24 Series B Shares.

	(ii)	White Deer TE is the sole record owner of 305,679 Common Shares and Warrants which will entitle White Deer TE to purchase up to 1,068,225 Common Shares, representing, on an as exercised basis, aggregate beneficial ownership of 1,373,904 Common Shares (2.52%). In addition, White Deer TE owns 225.85 Series A Shares and 8,249.50 Series B Shares.

	(iii)	White Deer FI is the sole record owner of 329,019 Common Shares and Warrants which will entitle White Deer FI to purchase up to 1,149,925 Common Shares, representing, on an as exercised basis, aggregate beneficial ownership of 1,478,944 Common Shares (2.72%). In addition, White Deer FI owns 242.82 Series A Shares and 8,880.75 Series B Shares.

CUSIP No.	737525105	13D	Page	11	of	12 Pages

(iv)	Edelman & Guill Energy L.P., a Cayman Islands exempted limited partnership (“GP LP”), does not directly own any Common Shares. By virtue of being the general partner of the White Deer Funds, GP LP may be deemed to possess sole voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 44,171,034 Common Shares (81.10%), as well as 7,250 Series A Shares and 265,095.49 Series B Shares.

(v)	Edelman & Guill Energy Ltd., a Cayman Islands corporation (“GP Ltd.”), does not directly own any Shares. By virtue of being the general partner of the GP LP, GP Ltd. may be deemed to possess sole voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 44,171,034 Common Shares (81.10%), as well as 7,250 Series A Shares and 265,095.49 Series B Shares.

(vi)	Neither Mr. Edelman nor Mr. Guill directly owns any Shares. By virtue of being the two directors of GP Ltd., Mr. Edelman and Mr. Guill may be deemed to possess shared voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 44,171,034 Common Shares (81.10%), as well as 7,250 Series A Shares and 265,095.49 Series B Shares.

(c)	Other than as described in Item 3, none.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended as follows:

On December 20, 2012, the Issuer and the White Deer Funds entered into Amendment No. 3 to the Amended and Restated Registration Rights Agreement, dated August 8, 2011, between such parties and Constellation Energy Commodities Group, Inc. The amendment grants the White Deer funds the same registration rights with respect to the Purchased Securities as it has with respect to its Warrants, as previously described in the Initial Statement.

Item 7. Material to be filed as Exhibits.

Exhibit A —	Securities Purchase Agreement, dated September 2, 2010, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., and White Deer Energy FI L.P., incorporated by reference from the Issuer’s current report on Form 8-K filed on September 2, 2010.

*Exhibit B —	Joint Filing Agreement

Exhibit C —	Registration Rights Agreement, dated September 21, 2010, incorporated by reference from the Issuer’s current report on Form 8-K filed on September 23, 2010.

^Exhibit D—	Stock Purchase Agreement, dated February 9, 2012, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., and White Deer Energy FI L.P.

^Exhibit E—	Amendment No. 1, dated February 9, 2012, to the First Amended and Restated Registration Rights Agreement, dated August 8, 2011, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., White Deer Energy FI L.P. and Constellation Energy Commodities Group, Inc.

°Exhibit F—	Power of Attorney, granted by Ben A. Guill, in favor of the signatory hereto, dated June 25, 2012.

Exhibit G—	Securities Purchase Agreement, dated August 1, 2012, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., and White Deer Energy FI L.P., incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed August 7, 2012.

Exhibit H—	Amendment No. 2, dated August 1, 2012, to the First Amended and Restated Registration Rights Agreement, dated August 8, 2011, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., White Deer Energy FI L.P. and Constellation Energy Commodities Group, Inc., incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed August 7, 2012.

CUSIP No.	737525105	13D	Page	12	of	12 Pages

Exhibit I—	Securities Purchase Agreement, dated December 17, 2012, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., and White Deer Energy FI L.P., incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed December 17, 2012.

Exhibit J—	Amendment No. 3, dated December 20, 2012, to the First Amended and Restated Registration Rights Agreement, dated August 8, 2011, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., White Deer Energy FI L.P. and Constellation Energy Commodities Group, Inc., incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed December 17, 2012.

*	Filed as Exhibit B to Initial Statement.
^	Filed as Exhibits to Amendment No. 2 to the Initial Statement.
°	Filed as Exhibit F to Amendment No. 4 to the Initial Statement.

CUSIP No.	737525105	13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 3, 2013

WHITE DEER ENERGY L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

WHITE DEER ENERGY TE L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

WHITE DEER ENERGY FI L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

S-1

CUSIP No.	737525105	13D

EDELMAN & GUILL ENERGY LTD.

By:	/s/ Thomas J. Edelman
Name:	Thomas J. Edelman
Title:	Director

THOMAS J. EDELMAN

/s/ Thomas J. Edelman

BEN A. GUILL

/s/ Thomas J. Edelman
Attorney-in-Fact for Ben A. Guill

S-2